Exhibit 99.1

ATA Reports Financial Results for Three- and Nine-Month Transition Periods Ended December 31, 2017

Company to Hold Conference Call on Monday, March 19, 2018, at 9 p.m. ET

Beijing, China, March 19, 2018 (NY) / March 20, 2018 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for the three and nine months ended December 31, 2017.

As previously disclosed on the Company’s Form 6-K filing with the SEC on June 2, 2017, ATA’s Board of Directors approved a change in the Company’s fiscal year end from March 31 to December 31. This change was made to better reflect the business cycle of the Company as well as to allow ATA to manage and streamline its financial reporting processes by aligning its reporting schedule with statutory requirements in China. The Company will file a transition report on Form 20-F after December 31, 2017, to account for the transition period from April 1, 2017, to December 31, 2017 (“Nine-month Transition Period 2017”), as a result of this change.

Financial and Operating Highlights for the Three Months Ended December 31, 2017 (“Quarter ended December 31, 2017”) (percentage changes and comparisons against the quarter ended December 31, 2016)

•                  Entered into share purchase agreement (the “Share Purchase Agreement”) with a group of investors with respect to the sale of ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), the Company’s wholly-owned subsidiary, for a total consideration of US$200 million in cash on February 6, 2018

•                  Net revenues of RMB316.4 million (US$48.6 million), up 15.7%, driven by exam volume growth from several exams including the National Unified Certified Public Accountants (“CPA”) Exam and the National Tax Adviser Occupational Qualification (“CTA”) Exam

•                  Gross profit of RMB153.9 million (US$23.6 million), up 10.7%

•                  Income from operations of RMB91.5 million (US$14.1 million), compared to RMB93.8 million, primarily due to increased operating expenses related to labor costs for new hires and incremental remuneration packages, as well as higher share-based compensation expense

•                  Net income attributable to ATA Inc. of RMB54.1 million (US$8.3 million), compared to RMB75.4 million, due to RMB15.2 million in impairment charges associated with one of the Company’s strategic investments as well as increased consulting fees particularly related to the review and evaluation of the proposal to acquire ATA Online

•                  Adjusted net income attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB58.6 million (US$9.0 million), compared to RMB76.5 million

•                  Basic and diluted earnings per ADS attributable to ATA Inc. were both RMB2.16 (US$0.34). Basic and diluted earnings per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) were RMB2.36 (US$0.36).

•                  Delivered approximately 7.3 million billable tests, compared to 7.0 million billable tests in prior-year period

•                  RMB256.1 million (US$39.4 million) in cash and cash equivalents as of December 31, 2017

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We achieved record net revenues of RMB316.4 million in the Quarter ended December 31, 2017. On October 14-15, 2017, we successfully delivered the CPA Exam to about 2.9 million test takers, compared to 2.2 million last year, working closely with the China Institute of Certified Public Accountants for the sixth consecutive year. During the period, we also saw increased exam volumes from the CTA Exam, National Tour Guide Qualification Examination, and the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, which contributed to top line growth. In addition, ATA delivered new exams such as the National Real Estate Broker Associate Qualification Exam and National Tax System Tax Staff Enforcement Qualification Test. The National and Local Tax Law Knowledge Contests continued to expand to new cities and provinces in China, which included Yunnan, Hunan, Guizhou, Qinghai and Nanjing. Revenue contributions from our online education services business also saw growth primarily from projects for the China Banking Association and Fund Practitioner Association. Our bottom line was impacted by increased operating expenses due to higher labor costs and share-based compensation expense, an RMB15.2 million impairment charge associated with one of the Company’s strategic investments, and increased consulting fees particularly related to the proposal to acquire ATA Online.”

Mr. Ma continued, “Last month, we announced that the Company has entered into a share purchase agreement with a group of investors with respect to the sale of our testing technologies and related services business housed under our wholly-owned subsidiary ATA Online. With the first closing of the transaction expected to be completed by early second quarter, we continue working with all parties involved. The Company intends to remain a publicly traded company and expects to continue the development of K-12 assessment tools and content, while exploring acquisition opportunities within the education sector.”

Update on ATA Online Acquisition

On February 6, 2018, ATA announced that it entered into a share purchase agreement with a group of investors including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing; New Beauty Holdings Limited, a company controlled by ATA’s Chairman and Chief Executive Officer Mr. Kevin Xiaofeng Ma; and four holding companies controlled by certain management members of ATA Online, with respect to the sale of ATA Online (collectively, the “Buyer Group”).

Under the terms of the Share Purchase Agreement, the Buyer Group has agreed to acquire all of the outstanding equity interests of ATA Online, which is currently held directly or indirectly by ATA, for a total consideration of US$200 million in cash (the “Transaction”). The US$200 million in cash consideration payable by the Buyer Group for ATA Online represents an 87.4% premium over ATA’s market capitalization (calculated based on the closing trading price of ATA’s ADSs on February 5, 2018).

Mr. Ma has paid a cash deposit in the amount of US$20 million to ATA as collateral and security for the payment obligations of the Buyer Group as agreed under the Share Purchase Agreement.

The closing of the Transaction is expected to take place in three stages subject to the satisfaction of various conditions precedent in the Share Purchase Agreement. The first of the three closings is expected to take place within 30 business days after the date of the Share Purchase Agreement, and the Company expects the Transaction to be completed in the third quarter of 2018. The Company will continue to provide updates throughout the process but cautions investors that there are no assurances that all of the conditions for the closing stated in the Share Purchase Agreement will be satisfied or that the Transaction will ultimately be completed.

If the Transaction is not completed, ATA will continue to conduct ATA Online-related businesses and may consider and evaluate other strategic opportunities. In such a circumstance, there can be no assurances that ATA’s continued operation of the ATA Online-related businesses or any alternative strategic opportunities will result in the same or greater value to shareholders as with the sale of ATA Online.

The Company also filed a Form 6-K on February 6, 2018, containing additional information regarding the Transaction, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

Operating Review

In the Quarter ended December 31, 2017, ATA delivered a total of approximately 7.3 million billable tests, compared to 7.0 million billable tests in the three months ended December 31, 2016. The Company had a network of 3,344 authorized test centers throughout China as of December 31, 2017, which the Company believes is the largest test center network in China operated by a single commercial testing service provider. ATA has delivered a total of approximately 100.7 million billable tests since it began operations in 1999.

GAAP Results

Quarter Ended December 31, 2017

ATA’s total net revenues for the Quarter ended December 31, 2017, were RMB316.4 million (US$48.6 million), a 15.7% increase from RMB273.5 million in the prior-year period.

Gross profit for the Quarter ended December 31, 2017, was RMB153.9 million (US$23.6 million), a 10.7% increase from RMB138.9 million in the prior-year period. Gross margin was 48.6% during the period, compared to 50.8% in the prior-year period. The decrease in gross margin was primarily due to increased test monitoring costs, as well as increased licensing fees and higher share-based compensation expense related to new share options and restricted shares issued in January 2017.

Income from operations for the Quarter ended December 31, 2017, was RMB91.5 million (US$14.1 million), compared to RMB93.8 million in the prior-year period, primarily due to increased operating expenses related to labor costs for new hires and incremental remuneration packages, as well as higher share-based compensation expense.

Net income attributable to ATA Inc. for the Quarter ended December 31, 2017, was RMB54.1 million (US$8.3 million), compared to RMB75.4 million in the prior-year period, primarily due to an RMB15.2 million impairment charge associated with one of the Company’s investee companies as well as increased consulting fees particularly related to the review and evaluation of the proposal to acquire ATA Online.

For the Quarter ended December 31, 2017, basic and diluted earnings per common share attributable to ATA Inc. were both RMB1.08 (US$0.17), compared to RMB1.65 for the prior-year period. Basic and diluted earnings per ADS attributable to ATA Inc. were both RMB2.16 (US$0.34) in the Quarter ended December 31, 2017, compared to RMB3.30 in the prior-year period.

Nine-month Transition Period 2017

For Nine-month Transition Period 2017, ATA’s total net revenues increased 12.5% to RMB490.1 million (US$75.3 million), from RMB435.4 million in the prior-year period, primarily driven by increased revenue contributions from the testing services business.

Gross profit for Nine-month Transition Period 2017 increased 6.7% to RMB231.0 million (US$35.5 million), from RMB216.6 million in the prior-year period. Gross margin was 47.1% in Nine-month Transition Period 2017, compared to 49.7% in the prior-year period. The decrease in gross margin was primarily due to the same reasons listed above.

Operating expenses for Nine-month Transition Period 2017 increased 33.6% to RMB161.5 million (US$24.8 million), from RMB120.8 million in the prior-year period, primarily due to the RMB10.0 million expenditure relating to the Tsinghua University academic project, increased consulting fees particularly related to the review and evaluation of the proposal to acquire ATA Online, and increased labor costs for new hires and incremental remuneration packages, as well as higher share-based compensation expense.

Income from operations in Nine-month Transition Period 2017 was RMB69.5 million (US$10.7 million), compared to RMB95.7 million in the prior-year period.

Net income attributable to ATA Inc. for Nine-month Transition Period 2017 was RMB29.6 million (US$4.6 million), compared to RMB44.0 million in the prior-year period.

For Nine-month Transition Period 2017, basic and diluted earnings per common share attributable to ATA Inc. were both RMB0.48 (US$0.07), compared to RMB0.96 in the prior-year period. Basic and diluted earnings per ADS attributable to ATA Inc. were both RMB0.96 (US$0.14) in Nine-month Transition Period 2017, compared to RMB1.92 in the prior-year period.

Non-GAAP Measures

Adjusted net income attributable to ATA Inc. for the Quarter ended December 31, 2017, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB58.6 million (US$9.0 million), compared to RMB76.5 million in the prior-year period.

Basic and diluted earnings per common share attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the Quarter ended December 31, 2017, were both RMB1.18 (US$0.18). Basic and diluted earnings per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the Quarter ended December 31, 2017, were both RMB2.36 (US$0.36), compared to RMB3.34 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for the quarter and nine-month transition period ended December 31, 2017, was 22.9 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2017, ATA’s cash and cash equivalents were RMB256.1 million (US$39.4 million), working capital was RMB225.1 million (US$34.6 million), and total shareholders’ equity was RMB365.1 million (US$56.1 million); compared to RMB222.4 million, RMB192.9 million, and RMB392.5 million, respectively, as of March 31, 2017.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Monday, March 19, 2018, during which management will discuss the results of the quarter and nine-month transition period ended December 31, 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 419-5570
International (Toll):	+1 (617) 896-9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	28612768

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/24850.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of December 31, 2017, ATA’s test center network comprised 3,344 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered approximately 100.7 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding market demand and trends, the delivery of various exams and related services including the National Unified Certified Public Accountants Exam, National Tax Adviser Occupational Qualification Exam, National Tour Guide Qualification Examination, Qualification Exam for Housing and Urban-Rural Construction Field Professionals, National Real Estate Broker Associate Qualification Exam, National Tax System Tax Staff Enforcement Qualification Test, National and Local Tax Law Knowledge Contests, online education services delivered to China Banking Association and Fund Practitioner Association, the Transaction and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2017.

The preliminary results for the Quarter ended December 31, 2017, remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the quarter and nine months ended December 31, 2017, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.5063 to US$1.00, the noon buying rate as of December 31, 2017, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2017	2017	2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	222,448,413	256,090,942	39,360,457
Accounts receivable, net	56,161,255	100,105,027	15,385,861
Receivable due from shareholder	10,000,000	—	—
Prepaid expenses and other current assets	7,335,824	10,620,434	1,632,331
Total current assets	295,945,492	366,816,403	56,378,649

Long-term investments	88,891,687	75,121,700	11,545,994
Property and equipment, net	51,868,914	52,460,885	8,063,090
Goodwill	32,523,983	32,009,025	4,919,697
Intangible assets, net	11,326,513	25,683,937	3,947,549
Restricted cash	30,000,000	—	—
Deferred income tax assets	3,388,760	2,110,862	324,434
Other assets	5,894,767	14,238,695	2,188,447
Total assets	519,840,116	568,441,507	87,367,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,449,650	—	—
Accrued expenses and other payables	89,358,847	130,960,979	20,128,333
Deferred revenues	10,221,897	10,804,951	1,660,691
Total current liabilities	103,030,394	141,765,930	21,789,024

Deferred revenues	1,731,622	1,831,173	281,446
Deferred income tax liabilities	22,620,872	22,797,747	3,503,950
Other non-current liabilities	—	669,647	102,923
Total liabilities	127,382,888	167,064,497	25,677,343

Mezzanine equity-redeemable non-controlling interests	—	36,304,276	5,579,865

Shareholders’ equity:
Common shares	3,533,912	3,534,871	543,300
Treasury shares	(27,737,073)	(27,737,073)	(4,263,110)
Additional paid-in capital	402,631,430	389,897,690	59,926,178
Accumulated other comprehensive loss	(25,069,771)	(26,850,955)	(4,126,917)
Retained earnings	38,018,802	25,884,905	3,978,437
Total shareholders’ equity attributable to ATA Inc.	391,377,300	364,729,438	56,057,888
Non-redeemable non-controlling interests	1,079,928	343,296	52,764
Total shareholders’ equity	392,457,228	365,072,734	56,110,652
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	519,840,116	568,441,507	87,367,860

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	256,936,425	297,850,120	45,778,725
Online education services	3,293,757	3,934,623	604,740
Other revenue	13,230,369	14,663,308	2,253,710
Total net revenues	273,460,551	316,448,051	48,637,175
Cost of revenues	134,537,262	162,597,155	24,990,725
Gross profit	138,923,289	153,850,896	23,646,450

Operating expenses:
Research and development	13,980,905	14,193,606	2,181,517
Sales and marketing	13,083,485	14,375,277	2,209,440
General and administrative	18,054,222	33,742,208	5,186,082
Total operating expenses	45,118,612	62,311,091	9,577,039
Income from operations	93,804,677	91,539,805	14,069,411

Other income (expense):
Share of net loss of equity method investments	(3,758,373)	(266,014)	(40,886)
Impairment loss of long-term investment	—	(15,216,510)	(2,338,735)
Gain from disposal of long-term investments	1,600,000	2,787,221	428,388
Interest income, net of interest expenses	774,277	(135,858)	(20,881)
Foreign currency exchange gain (loss), net	(29,575)	421,411	64,770
Income before income taxes	92,391,006	79,130,055	12,162,067

Income tax expense	17,012,911	26,010,370	3,997,721
Net income	75,378,095	53,119,685	8,164,346
Net loss attributable to non-redeemable non-controlling interests	(34,001)	(32,394)	(4,979)
Net loss attributable to redeemable non-controlling interests	—	(899,894)	(138,311)
Net income attributable to ATA Inc.	75,412,096	54,051,973	8,307,636

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(64,497)	(505,254)	(77,656)
Comprehensive income attributable to ATA Inc.	75,347,599	53,546,719	8,229,980

Basic and diluted earnings
per common share attributable to ATA Inc.	1.65	1.08	0.17
Basic and diluted earnings
per ADS attributable to ATA Inc.	3.30	2.16	0.34

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	December 31,	December 31,	December 31,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	402,549,438	453,225,035	69,659,412
Online education services	7,069,577	6,552,599	1,007,116
Other revenue	25,817,411	30,281,465	4,654,176
Total net revenues	435,436,426	490,059,099	75,320,704
Cost of revenues	218,885,233	259,049,753	39,815,218
Gross profit	216,551,193	231,009,346	35,505,486

Operating expenses:
Research and development	33,319,876	37,927,926	5,829,415
Sales and marketing	37,246,963	42,376,723	6,513,183
General and administrative	50,275,748	81,196,681	12,479,702
Total operating expenses	120,842,587	161,501,330	24,822,300
Income from operations	95,708,606	69,508,016	10,683,186

Other income (expense):
Gain from disposal of long-term investments	1,600,000	3,244,457	498,664
Share of net loss of equity method investments	(11,868,714)	(1,878,172)	(288,670)
Impairment loss of long-term investment	(21,904,611)	(15,216,510)	(2,338,735)
Interest income, net of interest expenses	2,480,174	1,804,953	277,417
Foreign currency exchange losses, net	(75,718)	(217,415)	(33,416)
Income before income taxes	65,939,737	57,245,329	8,798,446

Income tax expense	21,995,839	29,408,249	4,519,965
Net income	43,943,898	27,837,080	4,278,481
Net loss attributable to non-controlling interests	(34,001)	(352,101)	(54,116)
Net loss attributable to redeemable non-controlling interests	—	(1,444,363)	(221,995)
Net income attributable to ATA Inc.	43,977,899	29,633,544	4,554,592

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	174,916	(1,781,184)	(273,763)
Comprehensive income attributable to ATA Inc.	44,152,815	27,852,360	4,280,829

Basic and diluted earnings
per common share attributable to ATA Inc.	0.96	0.48	0.07
Basic and diluted earnings
per ADS attributable to ATA Inc.	1.92	0.96	0.14

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2016	2017
	RMB	RMB	RMB	RMB

GAAP net income attributable to ATA Inc.	75,412,096	54,051,973	43,977,899	29,633,544
Share-based compensation expenses	1,032,107	4,927,831	3,080,342	15,135,646
Foreign currency exchange loss (gain), net	29,575	(421,411)	75,718	217,415
Non-GAAP net income attributable to ATA Inc.	76,473,778	58,558,393	47,133,959	44,986,605

GAAP earnings per common share attributable to ATA Inc.
Basic and diluted	1.65	1.08	0.96	0.48

Non-GAAP earnings per common share attributable to ATA Inc.
Basic and diluted	1.67	1.18	1.03	0.82